

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Mr. Evan L. Kaplan
President and Chief Executive Officer
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, California 94065

>   **Re: iPass, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 3, 2011**
>   **File No. 000-50327**

Dear Mr. Kaplan:

We have reviewed your letter dated December 9, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 29, 2011.
.
Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 1 where you state that your EMS and MNS contracts typically provide for an early termination option, which may be exercised by the customer for a fee and as a result you have determined that these contracts are not "firm orders" within the meaning of Item 101(c)(1)(viii) of Regulation S-K. Please describe further the termination provisions of these contracts and ensure your response addresses the fees payable upon early termination. Also, tell us the significance of these fees to the total contract value and explain further how you considered such significance in determining that these contracts do not represent firm orders to deliver services.

2.   To the extent that your EMS and MNS contract bookings are expected to have a
        significant impact on the variability of your revenues and results of operations, tell us
        how you considered including both a quantitative and qualitative discussion of such
        bookings in MD&A. In this regard, while your response indicates that these contracts are
        cancellable for a fee; this would not necessarily preclude you from including a discussion
        regarding the impact of these bookings on your operations. We refer you to Section
        III.B.1 of SEC Release No. 34-48960.

Results of Operations

Provision for Income Taxes, page 38

3.   We note from your response to prior comment 2 that income from your foreign
        operations has been relatively consistent over the past three years. However, based on
        the information provided in the table on page 62, it appears that the impact of foreign
        operations on your effective tax rate for the last three fiscal years has not been so
        consistent. Please explain further how you have addressed the varying impact of the
        foreign taxes on your effective tax rate for each of the last three fiscal years in your
        results of operations discussion or tell us how you intend to change such disclosures in
        future filings to further explain such impact.

        You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions
regarding comments on the financial statements and related matters. If you have any other
questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs,
Assistant Director at (202) 551-3487. If you require further assistance, do not hesitate to contact
me at (202) 551-3499.

                                                        Sincerely,

                                                        /s/ Kathleen Collins

                                                        Kathleen Collins
                                                        Accounting Branch Chief